


02024327

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


RECEIVED
MAR 1 2 2002
386
SECTION
D.C.

For the month of: **February 2002**

Commission File Number:

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**.

EXHIBIT INDEX

EXHIBIT 1

FAIRFAX *News Release*

Stock Symbol: TSE:FFH

TORONTO, March 8, 2002

FAIRFAX'S CRUM & FORSTER FILES REGISTRATION STATEMENT FOR INITIAL PUBLIC OFFERING OF COMMON STOCK

Fairfax Financial Holdings Limited announces that its wholly-owned subsidiary, Crum & Forster Holdings, has filed a registration statement with the U.S. Securities and Exchange Commission relating to a proposed initial public offering of its common stock. Crum & Forster intends to use the net proceeds from the offering for general corporate purposes. Fairfax will sell shares of Crum & Forster as part of the offering although Fairfax will maintain control of Crum & Forster.

The proposed offering will be led by Banc of America Securities LLC.

Crum & Forster, based in Morristown, New Jersey, is a national underwriter of commercial property and casualty insurance products.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated March 11, 2002

FAIRFAX FINANCIAL HOLDINGS LIMITED

By: 

Name: Elizabeth J. Murphy
Title: Vice President & Corporate Secretary